Exhibit 10.25

E-LOAN/zipRealty
Amendment Two to Marketing, Promotion, Distribution, And Related Services Agreement

This Amendment Two ("Amendment") to the Marketing, Promotion, Distribution, And Related Services Agreement dated April 15, 2002 (the "Agreement"), by and between E-LOAN, Inc. and zipRealty, Inc., amends, modifies and supplements the Agreement as set forth below. All terms of the Agreement shall remain in full force and effect unless expressly amended, modified or supplemented herein.

1. **Term.** The Term of the Agreement shall be extended beyond August 31, 2003, for an additional period from September 1, 2003 until December 31, 2003 (the "Extension Period").

2. **Compensation.** During the Extension Period, E-LOAN shall pay to zipRealty the following compensation:

Month	Amount
September 2003	$[**]
October 2003	$[**]
November 2003	$[**]
December 2003	$[**]
Total	$[**]

3. **Counterparts.** This Amendment may be executed in one or more counterparts, including facsimiles, each of which will be deemed to be a duplicate original, but all of which, taken together, will be deemed to constitute a single instrument.

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed and dated below.

E LOAN, INC.	zipRealty, Inc.
By: /s/	By: /s/
Name: Joseph J. Kennedy	Name: Gary M. Beasley
Title: President	Title: CFO
Date: 8/22/03	Date: 8/22/03